EnCana generates 2005 cash flow of US$7.4 billion,
or $8.35 per share — up 57 percent; Net earnings reach $3.43 billion
EnCana proved reserves additions replace 271% of production
Proved reserves increase 18 percent with addition of 4.5 trillion cubic feet of gas equivalent
Calgary, Alberta, (February 15, 2006) — EnCana Corporation (TSX & NYSE: ECA) today reports a 57 percent increase in 2005 cash flow per share to US$8.35 per share diluted, or $7.4 billion, compared to 2004. Total operating earnings per share in 2005 increased 73 percent to $3.64 per share diluted, or $3.24 billion. Net earnings per share increased 3 percent to $3.85 per share diluted, or $3.43 billion.
EnCana replaced 271 percent of its 2005 production and increased total proved reserves by 18 percent to 18.5 trillion cubic feet of gas equivalent (Tcfe) by adding 4.5 Tcfe, compared to production of 1.7 Tcfe.
“EnCana achieved record natural gas production, strong financial results, solid operating performance and tremendous proved reserves additions in a year characterized by robust prices and tough operating conditions,” said Randy Eresman, EnCana’s President & Chief Executive Officer. “Our 2005 natural gas sales were up 8 percent, while our key resource plays achieved 18 percent year-over-year production growth.”
Three-year reserves replacement cost averages $1.22 per thousand cubic feet equivalent
“The difficult operating conditions that existed during most of 2005 continued through year-end. Despite these challenges, we continued to achieve significant long-term value creation. Over the past three years, we have sharpened our focus on North American unconventional resources through increased investment in land and drilling, and by high-grading our portfolio of assets through acquisitions and divestitures. With all the portfolio changes we’ve undertaken, we believe the best indicator of our value creation is our reserve replacement cost, which accounts for all of the reserves we bought, sold and found with the drill bit, and best reflects the value creation of our option value exploration program. In the past three years that reserve replacement cost averaged a very attractive $1.22 per thousand cubic feet equivalent. In 2005, we also had extremely strong reserves additions with the drill bit alone, which averaged a finding and development cost of $1.29 per thousand cubic feet equivalent. Excluding bitumen additions, our 2005 finding and development costs averaged $1.93 per thousand cubic feet equivalent. With our solid sales growth and double-digit reserves growth in 2005, EnCana is continuing to build momentum in the growth rate of net asset value in every share by strengthening its unconventional resource base,” Eresman said.
IMPORTANT NOTE: EnCana reports in U.S. dollars unless otherwise noted and follows U.S. protocols, which report sales and reserves on an after-royalties basis. All prior-period share and per-share references have been adjusted to reflect the two-for-one common share split which occurred in May 2005. EnCana’s natural gas liquids business was sold and is discontinued. The company is reporting its Ecuador operations and its natural gas storage business as discontinued because EnCana is in the process of selling them. Total results, which include results from natural gas liquids, Ecuador and natural gas storage, are reported in the company’s financial statements included in this news release and in supplementary documents posted on its website — www.encana.com. The company’s financial statements are prepared in accordance with Canadian generally accepted accounting principles (GAAP).

1

2005 Highlights
Financial
•	Cash flow per share diluted increased 57 percent to $8.35

•	Operating earnings per share diluted up 73 percent to $3.64

•	Net earnings per share diluted up 3 percent to $3.85

•	Generated $2.7 billion in free cash flow (as defined in Note 1 on page 11)

•	Return on capital employed of 17 percent

•	Purchased 55.2 million EnCana shares at an average share price of $34.85 under the Normal Course Issuer Bid

•	Reduced shares outstanding by 4.5 percent
Operating
•	Natural gas sales of 3.23 billion cubic feet per day (Bcf/d), up 8 percent

•	Oil and natural gas liquids (NGLs) sales of 227,100 barrels per day (bbls/d), down 13 percent

•	Key resource play production up 18 percent; oilsands production exceeded 50,000 bbls/d in December 2005

•	Operating costs of 68 cents per thousand cubic feet equivalent (Mcfe)

•	Upstream capital investment in continuing operations of $6.2 billion

•	Net divestitures of $2.1 billion in non-core upstream assets, resulting in net upstream capital investment of $4.1 billion
Reserves
•	Drill bit additions and revisions of 4.8 Tcfe of proved reserves, including 1.9 Tcfe of bitumen

•	Proved reserves increased 18 percent to 18.5 Tcfe

•	Reinstated 363 million barrels of bitumen to proved reserves

•	Finding and development (F&D) costs averaged $1.29 per Mcfe, excluding bitumen reinstatement

•	Production replacement of 271 percent, excluding bitumen reinstatement

•	Average three-year reserve replacement cost of $1.22 per Mcfe
Strategic events
•	Sold Gulf of Mexico assets for $2.1 billion

•	Sold natural gas liquids business for $625 million

•	Agreements reached to sell Ecuador assets for $1.42 billion and Brazil oil discovery for $350 million

•	Announced plans to expand in-situ oilsands production to more than 500,000 barrels per day by 2015
2006 objectives
•	Grow sales from continuing operations between 4 and 9 percent, natural gas sales between 6 and 10 percent

•	Complete downstream initiative in support of high-growth in-situ oilsands production to more than 500,000 barrels per day by 2015

•	Complete sales of Ecuador and Brazil assets

•	Complete the sale of natural gas storage business
2006 capital forecast trimmed $800 million; gas sales forecast reduced by 75 million cubic feet per day
Looking to 2006, the North American oil and gas industry continues to run at a fevered pace. The inflationary pressures of 2005 are expected to continue this year with cost inflation once again above 15 percent. Given these circumstances, EnCana has decided to reduce drilling in areas where costs have increased the most, resulting in a $500 million reduction in its previously-announced 2006 upstream capital investment forecast. In addition, EnCana’s 2005 gas sales exit rate was lower than planned due to fewer wells drilled by year-end. The combined impact on 2006 gas sales is a reduction of about 75 million cubic feet per day from EnCana’s previous forecast. The changes are reflected in EnCana’s updated corporate guidance. The $500 million upstream capital reduction includes $200 million invested in late 2005 for acceleration of drilling coalbed methane wells and expansion of in-situ oilsands programs, and in 2006, $100 million for exploration and $200 million for development programs. A further $300 million of capital previously assigned to building the second segment of the Entrega Pipeline is not expected to be required as EnCana has entered into an agreement to sell Entrega, which is expected to close in the first quarter of 2006. In total, the company is reducing its 2006 capital investment plans by about $800 million, or 12 percent.

2

EnCana’s 2006 natural gas sales expected to increase by about 8 percent
With fewer wells planned this year, EnCana’s 2006 natural gas sales are expected to increase 8 percent, at the midpoint of revised guidance — a growth rate similar to what was achieved in 2005. EnCana’s North American oil and NGLs sales forecast is unchanged and remains about the same as 2005, with additional volumes expected to come on stream near year-end from an expansion of steam-assisted gravity drainage (SAGD) production at Foster Creek.
More than 90 percent of 2006 gas sales has floor price protection
To help assure strong financial performance, EnCana put in place, during the fourth quarter of 2006, put options on about 1.6 billion cubic feet per day of 2006 planned gas sales at an average strike price of NYMEX $8.42 per thousand cubic feet. All in, about 93 percent of EnCana’s forecast 2006 gas sales is hedged with a combination of put options and fixed price hedges with an average price of NYMEX $7.30 per thousand cubic feet.
Net capital investment in 2006 forecast at $2.8 billion
EnCana has a series of non-core asset divestitures well underway that are expected to generate between $3 billion and $3.4 billion this year, with proceeds designated to share purchases and debt reduction. With a capital investment forecast between $5.8 billion and $6.2 billion, the company expects its 2006 net capital investment to be about $2.8 billion.
Corporate guidance updated
EnCana has updated its 2006 corporate guidance on its website: www.encana.com. In addition to reflecting the most recent sales and capital outlooks, the guidance indicates a reduction in cash tax expense, expressed as percentage of pre-tax cash flow from continuing operations.

Financial Summary — Total Consolidated

(for the period ended December 31)	Q4	Q4
($ millions, except per share amounts)	2005	2004	% Δ	2005	2004	% Δ

Cash flow	2,510	1,491	+ 68	7,426	4,980	+ 49
Per share diluted	2.88	1.60	+ 80	8.35	5.32	+ 57

Net earnings	2,366	2,580	- 8	3,426	3,513	- 2
Per share diluted	2.71	2.77	- 2	3.85	3.75	+ 3

Operating earnings[1]	1,271	573	+ 122	3,241	1,976	+ 64
Per share diluted	1.46	0.62	+ 135	3.64	2.11	+ 73

Earnings Reconciliation Summary — Total Consolidated

Net earnings from continuing operations	1,869	1,055	+ 77	2,829	2,093	+ 35
Net earnings from discontinued operations	497	1,525	- 67	597	1,420	- 58

Net Earnings	2,366	2,580	- 8	3,426	3,513	- 2
(Add back losses & deduct gains)
Unrealized mark-to-market hedging gain (loss), after-tax	746	512		(277)	(165)

Unrealized foreign exchange gain (loss) on translation of U.S. dollar debt issued in Canada, after-tax	(21)	131		92	229

Tax rate change	—	—		—	109

Gain on divestitures after-tax	[2]370	[3]1,364		[2]370	[3]1,364

Operating earnings	1,271	573	+ 122	3,241	1,976	+ 64
Per share	1.46	0.62	+ 135	3.64	2.11	+ 73

[1]	Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.

[2]	Gain on sale of natural gas liquids business

[3]	Gain on sale of U.K. North Sea assets

3

Net earnings note:
The 2005 financial results include a one-time interest charge in the third quarter of $79 million after-tax for the retirement of debt instruments with an interest rate higher than current rates. Also, on September 13, 2005, EnCana announced it had reached an agreement to sell all of its interest in its Ecuador operations for approximately $1.42 billion, which is approximately equivalent to the asset’s net book value at July 1, 2005, the referenced effective date of the transaction. All economic benefits occurring after the July 1, 2005 effective date accrue to the purchaser. Included in net earnings for 2005 is a provision of $234 million which has been recorded against the net book value to recognize management’s best estimate of the difference between the selling price and the December 31, 2005 underlying accounting value of the related investments, as required under Canadian generally accepted accounting principles.

Sales & Drilling Summary

Total Consolidated
(for the period ended December 31)	Q4	Q4
(After royalties)	2005	2004	% Δ	2005	2004	% Δ

Natural Gas sales (MMcf/d)	3,326	3,109	+ 7	3,227	2,998	+ 8

Natural gas sales per 1,000 shares (Mcf)	358	312	+ 15	1,356	1,192	+ 14

Oil and NGLs sales (bbls/d)	229,232	247,606	- 7	227,065	260,383	- 13

Oil and NGLs sales per 1,000 shares (Mcfe)	148	149	- 1	573	621	- 8

Total sales (MMcfe/d)	4,701	4,595	+ 2	4,589	4,560	+ 1
Total sales per 1,000 shares (Mcfe)	506	461	+ 10	1,929	1,813	+ 6

Net wells drilled	1,150	958	+ 20	4,676	4,956	- 6

Continuing Operations

North America Natural Gas sales (MMcf/d)	3,326	3,087	+ 8	3,227	2,968	+ 9

North America Oil and NGLs (bbls/d)	159,289	159,470	—	156,000	166,417	- 6

Total sales (MMcfe/d)	4,282	4,044	+ 6	4,163	3,966	+ 5

Net wells drilled	1,142	952	+ 20	4,658	4,923	- 5

Resource play growth
Key resource play production growth up about 18 percent in 2005
EnCana’s resource play production is approaching 80 percent of EnCana’s total production from continuing operations. The company’s growth continues to be led by the core of its operations, 10 key resource plays located from northern British Columbia to Texas, which now represent about 55 percent of total production from continuing operations. In 2005, gas and oil production from these key resource plays increased about 18 percent compared to 2004. Production from EnCana’s Foster Creek steam-assisted gravity drainage project averaged about 40,000 barrels per day in December, while total in-situ oilsands production exceeded 50,000 barrels per day in December. Expansion at Foster Creek during 2006 is expected to increase productive capacity to 60,000 barrels per day by year-end.

4

Growth from key North American resource plays

Resource Play	Daily Production
	2005					2004
	2005	Q4	Q3	Q2	Q1	2004	Q4	Q3	Q2	Q1

Natural Gas (MMcf/d)
Jonah	435	454	440	416	431	389	404	373	387	394
Piceance	307	326	302	302	300	261	291	282	251	218
East Texas	90	98	94	85	82	50	83	81	36	—
Fort Worth	70	88	66	63	61	27	34	31	23	21
Greater Sierra	219	226	225	228	195	230	211	244	247	216
Cutbank Ridge	92	125	105	80	56	40	50	45	41	22
CBM	57	77	62	51	38	17	27	19	11	10
Shallow Gas	625	625	616	633	625	592	629	595	590	554

Oil (Mbbls/d)
Foster Creek	29	35	27	24	30	29	28	29	30	28
Pelican Lake	26	28	27	27	21	19	23	22	15	15

Total (MMcfe/d)	2,224	2,392	2,235	2,166	2,096	1,892	2,034	1,976	1,858	1,696

% change from prior year’s quarter		17.6	13.1	16.6	23.6

% change from prior period	17.5	7.0	3.2	3.3	3.0	33.6	2.9	6.4	9.6	7.1

Drilling activity in key North American resource plays

Resource Play	Net Wells Drilled
	2005					2004
	Full	2005				Full
	Year	Q4	Q3	Q2	Q1	Year

Natural Gas
Jonah	104	21	25	30	28	70
Piceance	266	55	69	65	77	250
East Texas	84	20	21	22	21	50
Fort Worth	59	20	18	12	9	36
Greater Sierra	164	25	33	47	59	187
Cutbank Ridge	135	34	40	38	23	50
CBM	1,084	327	216	219	322	760
Shallow Gas	1,267	288	341	365	273	1,552

Oil
Foster Creek	39	13	14	2	10	11
Pelican Lake	52	—	3	33	16	92

Total net wells	3,254	803	780	833	838	3,058

5

Year-end 2005 proved reserves
NOTE: Due to low commodity prices at the end of 2004 and in accordance with regulatory requirements, EnCana removed its proved bitumen reserves from its books. At the end of 2005, prices improved and all of those previously-removed reserves were reinstated. The following reserves descriptions exclude the impact of the 2004 bitumen revision.
EnCana achieved 18 percent proved reserves growth at competitive cost
Total proved reserves
•	Proved reserves increased 18 percent to 18.5 Tcfe

•	Proved reserves, excluding bitumen, increased 8 percent to 14.6 Tcfe

•	Total proved reserves additions were 4.5 Tcfe, compared to production of 1.7 Tcfe

•	Total proved reserves additions, excluding bitumen, were 2.7 Tcfe, compared to production of 1.6 Tcfe
Natural gas reserves
•	Proved gas reserves increased 13 percent to 11.8 Tcf

•	Proved gas additions were 2.5 Tcf, 100 percent organic

•	Gas production replacement of 213 percent
Oil and NGLs reserves
•	Proved oil and NGLs reserves increased 30 percent to 1.1 billion bbls, 100 percent organic

•	Proved oil and NGLs additions were 340 million bbls compared to production of 84 million bbls

•	Oil and NGLs production replacement of 406 percent
Bitumen reserves (included in crude oil and NGLs)
•	Bitumen reserves up 81 percent to 657 million bbls

•	Proved bitumen additions were 309 million bbls compared to production of 14 million bbls

•	Reinstated 363 million bbls of bitumen reserves that were removed due to low bitumen prices at year-end 2004
Reserves additions costs
•	Three-year reserve replacement costs averages $1.22 per Mcfe

•	Finding and development costs of $1.29 per Mcfe

•	Finding and development costs excluding bitumen reserves additions of $1.93 per Mcfe

•	Reserve replacement costs of 91 cents per Mcfe

•	Reserve replacement costs excluding bitumen reserves additions of $1.37 per Mcfe
All of EnCana’s proved reserves are evaluated by independent qualified reserves evaluators.

6

2005 Proved Reserves Reconciliation

	Natural gas			Crude oil and Natural Gas Liquids						Total
	(Bcf)			(MMbbls)						Bcfe
	Canada	USA	Total	Canada	Canada	Canada	USA	Ecuador	Total
				Conventional	Bitumen	Total

Start of 2005	5,824	4,636	10,460	266.9	0.0	266.9	91.0	143.3	501.2	13,467
Revisions & improved recovery	202	(260)	(58)	47.5	174.6	222.1	(3.2)	8.1	227.0	1,305
Extensions & discoveries	1,289	1,252	2,541	14.1	134.0	148.1	8.9	10.2	167.2	3,544
Acquisitions	7	76	83	—	—	—	0.4	—	0.4	85
Divestitures	(30)	(37)	(67)	(15.1)	—	(15.1)	(39.0)	—	(54.1)	(392)
Production	(775)	(400)	(1,175)	(38.3)	(13.9)	(52.2)	(5.0)	(26.6)	(83.8)	(1,678)

End of year before bitumen reinstatement	6,517	5,267	11,784	275.1	294.7	569.8	53.1	135.0	757.9	16,331
Reinstatement of bitumen	—	—	—	—	362.7	362.7	—	—	362.7	2,176

End of 2005	6,517	5,267	11,784	275.1	657.4	932.5	53.1	135.0	1,120.6	18,507

Developed	4,513	2,718	7,231	215.9	102.8	318.7	32.2	104.0	454.9	9,960

Undeveloped	2,004	2,549	4,553	59.2	554.6	613.8	20.9	31.0	665.7	8,547

Total	6,517	5,267	11,784	275.1	657.4	932.5	53.1	135.0	1,120.6	18,507

2005 Reserves Growth

Start of 2005 plus reinstated bitumen reserves	5,824	4,636	10,460	266.9	362.7	629.6	91.0	143.3	863.9 [1]	15,643

End of 2005	6,517	5,267	11,784	275.1	657.4	932.5	53.1	135.0	1,120.6	18,507

% Change [1]	+ 12	+ 14	+ 13	+ 3	+ 81	+ 48	- 42	- 6	+ 30	+ 18

[1]	EnCana’s growth in proved reserves in 2005 is expressed as the percentage change from the start to the end of the year. For bitumen reserves reporting, all of the reserves that were revised downward at the end of 2004 were reinstated at the end of 2005, due to favourable commodity prices. Therefore, EnCana’s 2005 growth in crude oil and NGLs reserves is based on a start of year balance that includes its conventional oil reserves of 501.2 million barrels, plus its 362.7 million barrels of reinstated bitumen reserves for a total oil start of year balance of 863.9 million barrels.
Bitumen reserves add to long life potential
EnCana’s proved bitumen reserves of 657 million barrels are estimated to be sufficient to sustain approximately 30 years of anticipated production at Foster Creek’s forecast 2006 year-end productive capacity of 60,000 barrels per day. The company believes that significant future reserve addition potential exists associated with EnCana’s previously announced in-situ oilsands development plans, which have the potential to increase current production about 10-fold to more than 500,000 barrels per day by 2015.
EnCana continues to grow reserves at competitive costs
“EnCana continues to deliver solid reserves growth at competitive costs. For the past three years, EnCana’s production replacement has averaged more than 200 percent and even in 2005’s high cost environment, our year-end finding and development costs were $1.29 per thousand cubic feet equivalent. When you look at this performance in light of our 2005 netback of $5.21 per thousand cubic feet equivalent, you can see that EnCana’s significant proved reserves have added substantial value,” Eresman said.

7

Proved Reserves Costs

				Cumulative
Capital investment ($ millions)	2005	2004	2003	2003-05

Finding and development	6,231	4,792	4,095	15,118
Acquisitions	472	3,469	558	4,499
Divestitures	(2,552)	(3,827)	(312)	(6,691)

Net capital investment	4,151	4,434	4,341	12,926

Total reserve additions (Bcfe)	4,542	3,163	2,893	10,598

				3-year average

Reserve replacement cost ($/Mcfe)	0.91	1.40	1.50	1.22

Finding and development cost	1.29	1.44	1.43	1.37

Finding, development and acquisition cost	1.36	1.70	1.46	1.51

NOTE: This table excludes the impact of the bitumen reserves revisions of 2004 and bitumen reserves reinstatement in 2005.
2005 natural gas and oil prices

2005 Natural Gas and Oil Prices
(excludes financial hedging)

	Q4	Q4%				%
	2005	2004	Change	2005	2004	Change

Natural gas ($/Mcf)
NYMEX Price	12.96	7.10	+ 83	8.62	6.14	+ 40
Realized Gas Price	10.29	6.08	+ 69	7.46	5.47	+ 36

Oil and NGLs ($/bbl)
WTI Price	60.05	48.27	+ 24	56.70	41.47	+ 37
Bow River Differential	22.79	19.14	+ 19	19.64	12.82	+ 53
Realized Liquids Price	37.16	30.20	+ 23	36.17	28.77	+ 26
NAPO Differential	23.38	19.17	+ 22	18.37	14.33	+ 28

Price risk management
Detailed risk management positions at December 31, 2005 are presented in Note 13 to the 2005 unaudited consolidated financial statements. In 2005, EnCana’s financial price risk management measures resulted in realized losses of approximately $527 million after-tax, comprised of a $288 million loss on oil hedges, a $261 million loss on gas hedges and a $22 million gain on other hedges. The company’s hedging strategy currently employs primarily put options to protect against downside risk without limiting upside in a rising price environment.
More than 90 percent of 2006 gas sales has downside price protection
In the fourth quarter of 2005, EnCana added approximately 1.6 billion cubic feet per day of NYMEX put options at an average strike price of $8.42 per thousand cubic feet. EnCana now has approximately 71 percent of 2006 forecast gas sales hedged with put options with an average strike price of $7.76 per thousand cubic feet. Another 22 percent of 2006 forecast gas production is hedged with fixed price instruments with an average price of $5.83 per thousand cubic feet. Most of these fixed price positions relate to hedges initiated in 2004 when EnCana acquired Tom Brown, Inc. (TBI). The TBI hedges expire at the end of 2006. Of EnCana’s 2006 forecast oil and NGLs sales, about 91 percent is exposed to price upside, while about 45 percent has downside protection.
North American natural gas prices are impacted by volatile pricing disconnects caused primarily by transportation constraints between producing regions and consuming regions. These price discounts are called basis differentials. For 2006 EnCana has hedged 100 percent of its U.S. Rockies basis differential at $0.65 per thousand cubic feet. In Canada for 2006, EnCana has hedged 35 percent of its AECO basis differential at $0.69 per thousand cubic feet and has an additional 39 percent subject to transport and aggregator contracts.

8

Operations
Operational challenges in 2005
Throughout 2005, the operational challenges facing the North American natural gas and oil industry intensified. With record prices for each commodity, the drive for new supplies increased the demand and prices for rigs. This high activity level sparked industry inflation of 15 to 30 percent for overall goods and services. With EnCana’s large volume purchasing power and longer term planning initiatives, the company contained its inflation to the low end of the industry range in 2005.
On top of a hectic industry came unusual weather events rarely seen in Alberta, the heartland of EnCana’s Canadian operations. Three major rain storms in June flooded rivers, homes and businesses and brought many of EnCana’s drilling operations to a standstill. The wettest June ever recorded in Alberta caused delays through the year — a total of about two to three months of down time in field operations. The activity-related operational delays were widespread in 2005, whereas the poorer operating conditions affected EnCana more specifically in some of its most active areas. By year-end, EnCana had drilled about 80 percent of its planned gas wells and achieved about 80 percent of its forecast gas production additions (additions to offset decline plus additions to create planned growth). Although the company was unable to complete its entire gas drilling program in 2005 due to the highly unusual conditions, the estimated outlook for the company’s base production and new well additions remains solid and predictable.
2005 capital investment
EnCana’s upstream capital investment of about $6.2 billion was approximately $600 million higher than EnCana’s corporate guidance. This increase in capital was due principally to the following: a $100 million increase in land acquisitions, largely Central Alberta lands purchased in December; $200 million due to acceleration of drilling of coalbed methane wells and the expansion of in-situ oilsands projects; $200 million due to higher inflation and inefficiencies generated by the pace of field activity and weather related delays; and $100 million due to the impact of foreign exchange.
Bringing new drilling equipment to market
“As we move into 2006, the North American operating market remains robust. We currently have about 145 rigs drilling across the continent. In an effort to help alleviate the pressure on equipment, we have negotiated long-term contracts that are intended to add about 60 new fit-for-purpose rigs to our contract fleet. We also have contracted fixed prices for about 50 percent of our planned 2006 expenditures. And we are investing in the human resources to help staff the equipment with financial support to post-secondary institutions training new field workers,” Eresman said.
EnCana expands resource play concept to Europe
On February 7, 2006, the Government of France granted EnCana a 100 percent interest in a permit to explore about 860,000 acres of land in southwest France. EnCana plans a multi-well exploration drilling program on the Foix Permit lands to identify the potential for natural gas resource play development.
Corporate developments
Randy Eresman takes over as President & Chief Executive Officer; Brian Ferguson named CFO
On January 1, 2006, Randy Eresman became President & Chief Executive Officer and a Director of EnCana. On December 14, 2005, EnCana announced that effective March 1, 2006, Brian Ferguson, currently Executive Vice-President, Corporate Development, will succeed John Watson as Executive Vice-President & Chief Financial Officer.

9

Additional EnCana executive appointments
On January 1, 2006, Hayward Walls, previously EnCana’s Vice-President of Information Technology and Chief Information Officer (CIO), was appointed Executive Vice-President, Corporate Services, replacing Drude Rimell, who retired. Walls continues as CIO.
In early January, Randy Eresman announced other executive team appointments. In order to expand expertise across the organization and broaden the knowledge and experience among the company’s leaders, as of March 1, 2006, Roger Biemans, currently President of EnCana Oil & Gas (USA) Inc., is appointed President of the Canadian Plains Region. Jeff Wojahn, currently President of Canadian Plains Region, is appointed President, EnCana Oil & Gas (USA) Inc. Don Swystun, currently President of Ecuador Region, is appointed Executive Vice-President, Corporate Development, where he will lead acquisitions, divestitures and reserves. Sherri Brillon, Vice-President, Strategic Planning and Portfolio Management, joined EnCana’s executive team on January 1, 2006.
Quarterly dividend of 7.5 cents per share declared
EnCana’s board of directors has declared a quarterly dividend of 7.5 cents per share which is payable on March 31, 2006 to common shareholders of record as of March 15, 2006.
EnCana Normal Course Issuer Bid purchases
In 2005, under its previous Normal Course Issuer Bid, EnCana purchased about 55.2 million common shares, representing approximately 6.1 percent of the company’s outstanding shares on December 31, 2004, at an average price of approximately $34.85 per common share. To date in 2006, EnCana has purchased 6.8 million common shares under its current Normal Course Issuer Bid, which was renewed in October 2005, for approximately $314 million at an average price of $46.34 per share. Under the renewed bid, EnCana may purchase for cancellation over a period ending October 30, 2006 up to 85,603,640 of its common shares, representing 10 percent of the public float of approximately 856,036,400 common shares outstanding as at October 25, 2005.
Financial strength
EnCana targets a net debt-to-capitalization ratio between 30 and 40 percent. At December 31, 2005, the company’s net debt-to-capitalization ratio was 33:67. EnCana’s net debt-to-EBITDA multiple, on a trailing 12-month basis, was 1.1 times.

CONFERENCE CALL TODAY
EnCana Corporation will host a conference call today, Wednesday, February 15, 2006 starting at 11 a.m., Mountain Time (1 p.m. Eastern Time), to discuss EnCana’s fourth quarter and year-end 2005 financial and operating results.
To participate, please dial (913) 981-4911 approximately 10 minutes prior to the conference call. An archived recording of the call will be available from approximately 3 p.m. MT on February 15 until midnight February 22, 2006 by dialling (888) 203-1112 or (719) 457-0820 and entering access code 8924369.
A live audio webcast of the conference call will also be available via EnCana’s website, www.encana.com, under Investor Relations. The webcast will be archived for approximately 90 days.

10

NOTE 1: Non-GAAP measures
This news release contains references to cash flow, total operating earnings and free cash flow.
•	Total operating earnings is a non-GAAP measure that shows net earnings excluding non-operating items such as the after-tax impacts of a gain on the sale of discontinued operations, the after-tax gain/loss of unrealized mark-to-market accounting for derivative instruments, the after-tax gain/loss on translation of U.S. dollar denominated debt issued in Canada and the effect of the reduction in income tax rates.
Management believes these items reduce the comparability of the company’s underlying financial performance between periods. The majority of the unrealized gains/losses that relate to U.S. dollar debt issued in Canada are for debt with maturity dates in excess of five years.
•	Free cash flow is a non-GAAP measure that EnCana defines as cash flow in excess of capital investment and net acquisitions and divestitures.
These measures have been described and presented in this news release in order to provide shareholders and potential investors with additional information regarding EnCana’s liquidity and its ability to generate funds to finance its operations.
EnCana Corporation
With an enterprise value of approximately US$43 billion, EnCana is one of North America’s leading natural gas producers, the largest holder of gas and oil resource lands onshore North America and is a technical and cost leader in the in-situ recovery of oilsands bitumen. EnCana delivers predictable, reliable, profitable growth from its portfolio of long-life resource plays situated in Canada and the United States. Contained in unconventional reservoirs, resource plays are large contiguous accumulations of hydrocarbons, located in thick or areally extensive deposits, that typically have lower geological and commercial development risk, lower average decline rates and longer producing lives than conventional plays. The application of technology to unlock the huge resource potential of these plays typically results in continuous increases in production and reserves and decreases in costs over multiple decades of resource play life. EnCana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.
RESERVE COST DEFINITIONS — Production replacement is calculated by dividing reserve additions by production in the same period. Reserve additions over a given period, in this case 2005, are calculated by summing one or more of revisions and improved recovery, extensions and discoveries, acquisitions and divestitures. Reserve replacement cost is calculated by dividing total capital invested in finding, development and acquisitions net of divestitures by reserve additions in the same period. Finding and development cost is calculated by dividing total capital invested in finding and development activities by additions to proved reserves, before acquisitions and divestitures, which is the sum of revisions, extensions and discoveries. Finding, development and acquisition cost is calculated by dividing total capital invested in finding, development and acquisition activities by additions to proved reserves, before divestitures, which is the sum of revisions, extensions, discoveries and acquisitions. Proved reserves added in 2005 included both developed and undeveloped quantities. Additions to EnCana’s proved undeveloped reserves were consistent with EnCana’s resource play focus. The company estimates that approximately two-thirds of its proved undeveloped reserves will be developed within the next three years. 2005 finding, development and acquisition capital includes investment in long lead time projects. EnCana uses the aforementioned metrics as indicators of relative performance, along with a number of other measures. Many performance measures exist, all measures have limitations and historical measures are not necessarily indicative of future performance.
ADVISORY REGARDING RESERVES DATA AND OTHER OIL AND GAS INFORMATION — EnCana’s disclosure of reserves data and other oil and gas information is made in reliance on an exemption granted to EnCana by Canadian securities regulatory authorities which permits it to provide such disclosure in accordance with U.S. disclosure requirements. The information provided by EnCana may differ from the corresponding information prepared in accordance with Canadian disclosure standards under National Instrument 51-101 (NI 51-101). EnCana’s reserves quantities represent net proved reserves calculated using the standards contained in Regulation S-X of the U.S. Securities and Exchange Commission. Further information about the differences between the U.S. requirements and the NI 51-101 requirements is set forth under the heading “Note Regarding Reserves Data and Other Oil and Gas Information” in EnCana’s Annual Information Form.

11

In this news release, certain crude oil and NGLs volumes have been converted to cubic feet equivalent (cfe) on the basis of one barrel (bbl) to six thousand cubic feet (Mcf). Also, certain natural gas volumes have been converted to barrels of oil equivalent (BOE) on the same basis. BOE and cfe may be misleading, particularly if used in isolation. A conversion ratio of one bbl to six Mcf is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent value equivalency at the well head.
Unbooked resource potential
EnCana defines unbooked resource potential as quantities of oil and natural gas on existing landholdings that are not yet classified as proved reserves, but which EnCana believes may be moved into the proved reserves category and produced in the future. EnCana employs a probability-weighted approach in the calculation of these quantities, including statistical distributions of resource play performance and areal extent. Consequently, EnCana’s unbooked resource potential necessarily includes quantities of probable and possible reserves and contingent resources, as these terms are defined in the Canadian Oil and Gas Evaluation Handbook.
ADVISORY REGARDING FORWARD-LOOKING STATEMENTS — In the interests of providing EnCana shareholders and potential investors with information regarding EnCana, including management’s assessment of EnCana’s and its subsidiaries’ future plans and operations, certain statements contained in this news release are forward-looking statements or information within the meaning of applicable securities legislation, collectively referred to herein as “forward-looking statements.” Forward-looking statements in this news release include, but are not limited to: future economic and operating performance (including per share growth, cash flow and increase in net asset value); anticipated life of proved reserves; anticipated unbooked resource potential; anticipated conversion of unbooked resource potential to proved reserves; anticipated growth and success of resource plays and the expected characteristics of resource plays; planned divestitures of the Ecuador assets and other non-core assets and the company’s natural gas storage business; the expected proceeds from planned divestitures; planned expansion of in-situ oilsands production; anticipated crude oil and natural gas prices; anticipated expansion and production at Foster Creek; anticipated drilling on the Foix Permit lands; anticipated drilling inventory; expected proportion of total production and cash flows contributed by natural gas; anticipated success of EnCana’s market risk mitigation strategy and EnCana’s ability to participate in commodity price upside and to protect against high U.S. Rockies gas price basis differentials; anticipated purchases pursuant to the Normal Course Issuer Bid; estimated recycle ratios; potential demand for natural gas; anticipated production in 2006 and beyond; anticipated drilling; potential capital expenditures and investment; potential oil, natural gas and NGLs sales in 2006 and beyond; anticipated costs and inflationary pressures; potential risks associated with drilling and references to potential exploration. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the plans, intentions or expectations upon which they are based will occur. By their nature, forward-looking statements involve numerous assumptions, known and unknown risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and other forward-looking statements will not occur, which may cause the company’s actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things: volatility of and assumptions regarding oil and gas prices; assumptions based upon the company’s current guidance; fluctuations in currency and interest rates; product supply and demand; market competition; risks inherent in the company’s marketing operations, including credit risks; imprecision of reserves estimates and estimates of recoverable quantities of oil, natural gas and liquids from resource plays and other sources not currently classified as proved reserves; risks associated with technology; the company’s ability to replace and expand oil and gas reserves; its ability to generate sufficient cash flow from operations to meet its current and future obligations; its ability to access external sources of debt and equity capital; the timing and the costs of well and pipeline construction; the company’s ability to secure adequate product transportation; changes in environmental and other regulations or the interpretations of such regulations; political and economic conditions in the countries in which the company operates, including Ecuador; the risk of war, hostilities, civil insurrection and instability affecting countries in which the company operates and terrorist threats; risks associated with existing and potential future lawsuits and regulatory actions made against the company; and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by EnCana. Although EnCana believes that the expectations represented by such forward-looking

12

statements are reasonable, there can be no assurance that such expectations will prove to be correct. Readers are cautioned that the foregoing list of important factors is not exhaustive.
Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and EnCana does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.
Further information on EnCana Corporation is available on the company’s Web site, www.encana.com, or by contacting:

FOR FURTHER INFORMATION:
Investor contact:
EnCana Corporate Development
Sheila McIntosh
Vice-President, Investor Relations
(403) 645-2194
Paul Gagne
Manager, Investor Relations
(403) 645-4737
Ryder McRitchie
Manager, Investor Relations
(403) 645-2007
Media contact: Alan Boras Manager, Media Relations (403) 645-4747

13

Fourth quarter report
for the period ended December 31, 2005
CONSOLIDATED STATEMENT OF EARNINGS (unaudited)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
($ millions, except per share amounts)		2005	2004	2005		2004

REVENUES, NET OF ROYALTIES	(Note 2)
Upstream		$3,452	$2,003		$10,465	$7,256
Market Optimization		1,417	929		4,267	3,200
Corporate — Unrealized gain (loss) on risk management		991	610		(466)	(198)
— Other		—	—		—	1

		5,860	3,542		14,266	10,259

EXPENSES	(Note 2)
Production and mineral taxes		162	95		453	311
Transportation and selling		138	106		538	490
Operating		452	309		1,438	1,099
Purchased product		1,376	905		4,159	3,092
Depreciation, depletion and amortization		751	636		2,769	2,379
Administrative		63	61		268	197
Interest, net	(Note 5)	104	114		524	398
Accretion of asset retirement obligation	(Note 9)	10	6		37	22
Foreign exchange (gain) loss, net	(Note 6)	37	(199)		(24)	(412)
Stock-based compensation — options	(Note 10)	3	3		15	17
(Gain) on divestitures	(Note 4)	—	(24)		—	(59)

		3,096	2,012		10,177	7,534

NET EARNINGS BEFORE INCOME TAX		2,764	1,530		4,089	2,725
Income tax expense	(Note 7)	895	475		1,260	632

NET EARNINGS FROM CONTINUING OPERATIONS		1,869	1,055		2,829	2,093
NET EARNINGS FROM DISCONTINUED OPERATIONS	(Note 3)	497	1,525		597	1,420

NET EARNINGS		$2,366	$2,580		$3,426	$3,513

NET EARNINGS FROM CONTINUING OPERATIONS PER COMMON SHARE	(Note 12)
Basic		$2.19	$1.15		$3.26	$2.27
Diluted		$2.14	$1.13		$3.18	$2.24

NET EARNINGS PER COMMON SHARE	(Note 12)
Basic		$2.77	$2.81		$3.95	$3.82
Diluted		$2.71	$2.77		$3.85	$3.75

CONSOLIDATED STATEMENT OF RETAINED EARNINGS (unaudited)

				Twelve Months Ended
				December 31,
($ millions)				2005		2004

RETAINED EARNINGS, BEGINNING OF YEAR				$7,935		$5,276
Net Earnings				3,426		3,513
Dividends on Common Shares				(238)		(183)
Charges for Normal Course Issuer Bid	(Note 10)			(1,642)		(671)

RETAINED EARNINGS, END OF YEAR				$9,481		$7,935

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
CONSOLIDATED BALANCE SHEET (unaudited)

		As at	As at
		December 31,	December 31,
($ millions)		2005	2004

ASSETS
Current Assets
Cash and cash equivalents		$105	$593
Accounts receivable and accrued revenues		1,851	1,566
Risk management	(Note 13)	495	317
Inventories		103	58
Assets of discontinued operations	(Note 3)	1,050	971

		3,604	3,505
Property, Plant and Equipment, net	(Note 2)	24,881	22,503
Investments and Other Assets		496	334
Risk Management	(Note 13)	530	87
Assets of Discontinued Operations	(Note 3)	2,113	2,325
Goodwill		2,524	2,459

	(Note 2)	$34,148	$31,213

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Accounts payable and accrued liabilities		$2,741	$1,742
Income tax payable		392	357
Risk management	(Note 13)	1,227	224
Liabilities of discontinued operations	(Note 3)	438	436
Current portion of long-term debt	(Note 8)	73	188

		4,871	2,947
Long-Term Debt	(Note 8)	6,703	7,742
Other Liabilities		93	118
Risk Management	(Note 13)	102	192
Asset Retirement Obligation	(Note 9)	816	611
Liabilities of Discontinued Operations	(Note 3)	267	213
Future Income Taxes		5,289	5,082

		18,141	16,905

Shareholders’ Equity
Share capital	(Note 10)	5,131	5,299
Share options, net		—	10
Paid in surplus		133	28
Retained earnings		9,481	7,935
Foreign currency translation adjustment		1,262	1,036

		16,007	14,308

		$34,148	$31,213

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
CONSOLIDATED STATEMENT OF CASH FLOWS (unaudited)

		Three Months Ended		Twelve Months Ended
		December 31,		December 31,
($ millions)		2005	2004	2005	2004

OPERATING ACTIVITIES
Net earnings from continuing operations		$1,869	$1,055	$2,829	$2,093
Depreciation, depletion and amortization		751	636	2,769	2,379
Future income taxes	(Note 7)	717	422	56	73
Cash tax on sale of assets		(13)	—	578	—
Unrealized (gain) loss on risk management	(Note 13)	(985)	(610)	469	191
Unrealized foreign exchange loss (gain)		28	(163)	(50)	(285)
Accretion of asset retirement obligation	(Note 9)	10	6	37	22
(Gain) on divestitures	(Note 4)	—	(24)	—	(59)
Other		13	36	274	88

Cash flow from continuing operations		2,390	1,358	6,962	4,502
Cash flow from discontinued operations		120	133	464	478

Cash flow		2,510	1,491	7,426	4,980
Net change in other assets and liabilities		(108)	(105)	(281)	(176)
Net change in non-cash working capital from continuing operations		1,165	1,936	497	1,565
Net change in non-cash working capital from discontinued operations		(140)	(2,034)	(212)	(1,778)

		3,427	1,288	7,430	4,591

INVESTING ACTIVITIES
Business combination with Tom Brown, Inc.		—	—	—	(2,335)
Capital expenditures	(Note 2)	(2,362)	(1,489)	(6,925)	(4,763)
Proceeds on disposal of assets	(Note 4)	30	94	2,523	1,456
Cash tax on sale of assets		13	—	(578)	—
Equity investments		—	(5)	—	47
Net change in investments and other		(161)	73	(109)	44
Net change in non-cash working capital from continuing operations		165	71	330	(29)
Discontinued operations		572	1,951	239	1,321

		(1,743)	695	(4,520)	(4,259)

FINANCING ACTIVITIES
Net (repayment) issuance of revolving long-term debt		(1,513)	287	(538)	72
Repayment of long-term debt		(145)	(1,005)	(1,104)	(2,759)
Issuance of long-term debt		—	—	429	3,761
Issuance of common shares	(Note 10)	24	97	294	281
Purchase of common shares	(Note 10)	—	(774)	(2,114)	(1,004)
Dividends on common shares		(64)	(46)	(238)	(183)
Other		(17)	6	(125)	(5)

		(1,715)	(1,435)	(3,396)	163

DEDUCT: FOREIGN EXCHANGE LOSS ON CASH AND CASH EQUIVALENTS HELD IN FOREIGN CURRENCY		1	6	2	6

(DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS		(32)	542	(488)	489
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR		137	51	593	104

CASH AND CASH EQUIVALENTS, END OF YEAR		$105	$593	$105	$593

See accompanying Notes to Consolidated Financial Statements.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
1.	BASIS OF PRESENTATION
The interim Consolidated Financial Statements include the accounts of EnCana Corporation and its subsidiaries (“EnCana” or the “Company”), and are presented in accordance with Canadian generally accepted accounting principles. The Company is in the business of exploration for, and production and marketing of, natural gas, crude oil and natural gas liquids, as well as natural gas storage, natural gas liquids processing and power generation operations.
The interim Consolidated Financial Statements have been prepared following the same accounting policies and methods of computation as the annual audited Consolidated Financial Statements for the year ended December 31, 2004. The disclosures provided below are incremental to those included with the annual audited Consolidated Financial Statements. The interim Consolidated Financial Statements should be read in conjunction with the annual audited Consolidated Financial Statements and the notes thereto for the year ended December 31, 2004.
2.	SEGMENTED INFORMATION
The Company has defined its continuing operations into the following segments:
•	Upstream includes the Company’s exploration for, and development and production of, natural gas, crude oil and natural gas liquids and other related activities. The majority of the Company’s Upstream operations are located in Canada and the United States. Frontier and international new venture exploration is mainly focused on opportunities in Chad, Brazil, the Middle East and Greenland.

•	Market Optimization is conducted by the Midstream & Marketing division. The Marketing groups’ primary responsibility is the sale of the Company’s proprietary production. The results are included in the Upstream segment. Correspondingly, the Marketing groups’ also undertake market optimization activities which comprise third party purchases and sales of product that provide operational flexibility for transportation commitments, product type, delivery points and customer diversification. These activities are reflected in the Market Optimization segment.

•	Corporate includes unrealized gains or losses recorded on derivative instruments. Once amounts are settled, the realized gains and losses are recorded in the operating segment to which the derivative instrument relates.
Market Optimization purchases substantially all of the Company’s North American Upstream production for sale to third party customers. Transactions between business segments are based on market values and eliminated on consolidation. The tables in this note present financial information on an after eliminations basis.
Operations that have been discontinued are disclosed in Note 3.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended December 31)

	Upstream		Market Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$3,452	$2,003	$1,417	$929
Expenses
Production and mineral taxes	162	95	—	—
Transportation and selling	135	102	3	4
Operating	415	286	32	20
Purchased product	—	—	1,376	905
Depreciation, depletion and amortization	731	614	1	5

Segment Income (Loss)	$2,009	$906	$5	$(5)

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$991	$610	$5,860	$3,542
Expenses
Production and mineral taxes	—	—	162	95
Transportation and selling	—	—	138	106
Operating	5	3	452	309
Purchased product	—	—	1,376	905
Depreciation, depletion and amortization	19	17	751	636

Segment Income (Loss)	$967	$590	2,981	1,491

Administrative			63	61
Interest, net			104	114
Accretion of asset retirement obligation			10	6
Foreign exchange loss (gain), net			37	(199)
Stock-based compensation — options			3	3
(Gain) on divestitures			—	(24)

			217	(39)

Net Earnings Before Income Tax			2,764	1,530
Income tax expense			895	475

Net Earnings From Continuing Operations			$1,869	$1,055

*	For the three months ended December 31, the pre-tax unrealized gain (loss) on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 13):

	2005	2004

Revenues, Net of Royalties — Corporate	$991	$610
Operating Expenses and Other — Corporate	6	—

Total Unrealized Gain on Risk Management before-tax — Continuing Operations	$985	$610

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the three months ended December 31)

Upstream	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$2,258	$1,313	$1,106	$628
Expenses
Production and mineral taxes	29	26	133	69
Transportation and selling	87	75	48	27
Operating	227	180	64	39
Depreciation, depletion and amortization	511	455	166	145

Segment Income	$1,404	$577	$695	$348

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$88	$62	$3,452	$2,003
Expenses
Production and mineral taxes	—	—	162	95
Transportation and selling	—	—	135	102
Operating	124	67	415	286
Depreciation, depletion and amortization	54	14	731	614

Segment Income (Loss)	$(90)	$(19)	$2,009	$906

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the three months ended December 31)

Produced Gas	Produced Gas
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,852	$1,041	$1,041	$578	$2,893	$1,619
Expenses
Production and mineral taxes	20	19	127	63	147	82
Transportation and selling	72	74	48	27	120	101
Operating	144	103	64	39	208	142

Operating Cash Flow	$1,616	$845	$802	$449	$2,418	$1,294

Oil & NGLs	Oil & NGLs
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$406	$272	$65	$50	$471	$322
Expenses
Production and mineral taxes	9	7	6	6	15	13
Transportation and selling	15	1	—	—	15	1
Operating	83	77	—	—	83	77

Operating Cash Flow	$299	$187	$59	$44	$358	$231

Other & Total Upstream	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$88	$62	$3,452	$2,003
Expenses
Production and mineral taxes	—	—	162	95
Transportation and selling	—	—	135	102
Operating	124	67	415	286

Operating Cash Flow	$(36)	$(5)	$2,740	$1,520

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the twelve months ended December 31)

	Upstream		Market Optimization
	2005	2004	2005	2004

Revenues, Net of Royalties	$10,465	$7,256	$4,267	$3,200
Expenses
Production and mineral taxes	453	311	—	—
Transportation and selling	525	472	13	18
Operating	1,351	1,026	85	74
Purchased product	—	—	4,159	3,092
Depreciation, depletion and amortization	2,688	2,271	8	47

Segment Income (Loss)	$5,448	$3,176	$2	$(31)

	Corporate *		Consolidated
	2005	2004	2005	2004

Revenues, Net of Royalties	$(466)	$(197)	$14,266	$10,259
Expenses
Production and mineral taxes	—	—	453	311
Transportation and selling	—	—	538	490
Operating	2	(1)	1,438	1,099
Purchased product	—	—	4,159	3,092
Depreciation, depletion and amortization	73	61	2,769	2,379

Segment Income (Loss)	$(541)	$(257)	4,909	2,888

Administrative			268	197
Interest, net			524	398
Accretion of asset retirement obligation			37	22
Foreign exchange (gain), net			(24)	(412)
Stock-based compensation — options			15	17
(Gain) on divestitures			—	(59)

			820	163

Net Earnings Before Income Tax			4,089	2,725
Income tax expense			1,260	632

Net Earnings From Continuing Operations			$2,829	$2,093

*	For the twelve months ended December 31, the pre-tax unrealized loss on risk management is recorded in the Consolidated Statement of Earnings as follows (see Note 13):

	2005	2004

Revenues, Net of Royalties — Corporate	$(466)	$(197)
Operating Expenses and Other — Corporate	3	(6)

Total Unrealized (Loss) on Risk Management before-tax — Continuing Operations	$(469)	$(191)

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Results of Continuing Operations (For the twelve months ended December 31)
Upstream

	Canada		United States
	2005	2004	2005	2004

Revenues, Net of Royalties	$7,005	$5,083	$3,177	$1,941
Expenses
Production and mineral taxes	104	87	349	224
Transportation and selling	343	352	182	120
Operating	826	685	212	119
Depreciation, depletion and amortization	1,927	1,751	682	475

Segment Income	$3,805	$2,208	$1,752	$1,003

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$283	$232	$10,465	$7,256
Expenses
Production and mineral taxes	—	—	453	311
Transportation and selling	—	—	525	472
Operating	313	222	1,351	1,026
Depreciation, depletion and amortization	79	45	2,688	2,271

Segment Income (Loss)	$(109)	$(35)	$5,448	$3,176

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Upstream Geographic and Product Information (Continuing Operations) (For the twelve months ended December 31)
Produced Gas

	Produced Gas
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$5,486	$3,928	$2,932	$1,776	$8,418	$5,704
Expenses
Production and mineral taxes	76	65	325	205	401	270
Transportation and selling	283	296	182	120	465	416
Operating	521	400	212	119	733	519

Operating Cash Flow	$4,606	$3,167	$2,213	$1,332	$6,819	$4,499

Oil & NGLs

	Oil & NGLs
	Canada		United States		Total
	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$1,519	$1,155	$245	$165	$1,764	$1,320
Expenses
Production and mineral taxes	28	22	24	19	52	41
Transportation and selling	60	56	—	—	60	56
Operating	305	285	—	—	305	285

Operating Cash Flow	$1,126	$792	$221	$146	$1,347	$938

Other & Total Upstream

	Other		Total Upstream
	2005	2004	2005	2004

Revenues, Net of Royalties	$283	$232	$10,465	$7,256
Expenses
Production and mineral taxes	—	—	453	311
Transportation and selling	—	—	525	472
Operating	313	222	1,351	1,026

Operating Cash Flow	$(30)	$10	$8,136	$5,447

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
2. SEGMENTED INFORMATION (continued)
Capital Expenditures (Continuing Operations)

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2005	2004	2005	2004

Upstream Core Capital
Canada	$1,370	$733	$4,150	$3,015
United States	633	398	1,982	1,249
Other Countries	31	30	70	79

	2,034	1,161	6,202	4,343

Upstream Acquisition Capital
Canada	4	9	30	64
United States	227	297	418	300

	231	306	448	364

Market Optimization	68	4	197	10
Corporate	29	18	78	46

Total	$2,362	$1,489	$6,925	$4,763

Property, Plant and Equipment and Total Assets

		Property, Plant and Equipment		Total Assets
		As at December 31,		As at December 31,
		2005	2004	2005	2004

Upstream		$24,247	$22,097	$28,858	$26,118
Market Optimization		371	167	597	414
Corporate		263	239	1,530	1,385
Assets of Discontinued Operations	(Note 3)			3,163	3,296

Total		$24,881	$22,503	$34,148	$31,213

3. DISCONTINUED OPERATIONS
Midstream
On December 13, 2005 EnCana completed the sale of its Midstream natural gas liquids processing operations for total proceeds of $625 million (C$720 million). The natural gas liquids processing operations included various interests in a number of processing and related facilities as well as a marketing entity. A gain on sale of approximately $370 million, after-tax, was recorded.
During the fourth quarter of 2005, EnCana decided to divest of its natural gas storage operations. EnCana’s natural gas storage operations include the 100 percent interest in the AECO storage facility as well as facilities in the United States.
Ecuador
At December 31, 2004, EnCana decided to divest of its Ecuador operations and such operations have been accounted for as discontinued operations. EnCana’s Ecuador operations include the 100 percent working interest in the Tarapoa Block, majority operating interest in Blocks 14, 17 and Shiripuno, the non-operated economic interest in relation to Block 15 and the 36.3 percent indirect equity investment in Oleoducto de Crudos Pesados (OCP) Ltd. (“OCP”), which is the owner of a crude oil pipeline in Ecuador that ships crude oil from the producing areas of Ecuador to an export marine terminal. The Company is a shipper on the OCP Pipeline and pays commercial rates for tariffs. The majority of the Company’s crude oil produced in Ecuador is sold to a single marketing company. Payments are secured by letters of credit from a major financial institution which has a high quality investment grade credit rating.
In accordance with Canadian generally accepted accounting principles, depletion, depreciation and amortization expense has not been recorded in the Consolidated Statement of Earnings for discontinued operations.
On September 13, 2005, EnCana announced it had reached an agreement to sell all its interest in its Ecuador operations for $1.42 billion, which is approximately equivalent to the asset’s net book value at July 1, 2005, the referenced effective date of the transaction. Included in net earnings for 2005 is a provision of $234 million which has been recorded against the net book value to recognize management’s best estimate of the difference between the selling price and the December 31, 2005 underlying accounting value of the related investments at the sales date, as required under Canadian generally accepted accounting principles.
United Kingdom
On December 1, 2004, the Company completed the sale of its 100 percent interest in EnCana (U.K.) Limited for net cash consideration of approximately $2.1 billion. EnCana’s U.K. operations included crude oil and natural gas interests in the U.K. central North Sea including the Buzzard, Scott and Telford oil fields, as well as other satellite discoveries and exploration licenses. A gain on sale of approximately $1.4 billion was recorded.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS (continued)
Consolidated Statement of Earnings
The following table presents the effect of the discontinued operations in the Consolidated Statement of Earnings:

	For the three months ended December 31,
	Ecuador		United Kingdom		Midstream		Syncrude		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties	$242	$173	$—	$27	$645	$666	$—	$(1)	$887	$865

Expenses
Production and mineral taxes	30	19	—	—	—	—	—	—	30	19
Transportation and selling	12	11	—	7	3	3	—	—	15	21
Operating	38	36	—	4	110	81	—	—	148	121
Purchased product	—	—	—	—	343	462	—	—	343	462
Depreciation, depletion and amortization	111	66	—	25	8	5	—	—	119	96
Administrative	—	—	—	—	30	—	—	—	30	—
Interest, net	(2)	(2)	—	(4)	(1)	(1)	—	—	(3)	(7)
Accretion of asset retirement obligation	—	—	—	—	—	—	—	—	—	—
Foreign exchange (gain) loss, net	(4)	4	(37)	(5)	—	(5)	—	—	(41)	(6)
(Gain) loss on discontinuance	—	—	—	(1,365)	(364)	(54)	—	2	(364)	(1,417)

	185	134	(37)	(1,338)	129	491	—	2	277	(711)

Net Earnings (Loss) Before Income Tax	57	39	37	1,365	516	175	—	(3)	610	1,576
Income tax expense	57	(1)	4	10	52	42	—	—	113	51

Net Earnings (Loss) From Discontinued Operations	$—	$40	$33	$1,355	$464	$133	$—	$(3)	$497	$1,525

	For the twelve months ended December 31,
	Ecuador		United Kingdom		Midstream		Syncrude		Total
	2005	2004	2005	2004	2005	2004	2005	2004	2005	2004

Revenues, Net of Royalties *	$965	$471	$—	$153	$1,570	$1,551	$—	$(1)	$2,535	$2,174

Expenses
Production and mineral taxes	131	61	—	—	—	—	—	—	131	61
Transportation and selling	58	60	—	36	9	9	—	—	67	105
Operating	138	125	—	36	301	251	—	—	439	412
Purchased product	—	—	—	—	1,100	1,184	—	—	1,100	1,184
Depreciation, depletion and amortization	234	263	—	118	28	23	—	—	262	404
Administrative	—	—	—	—	30	—	—	—	30	—
Interest, net	(2)	(3)	—	(9)	(2)	(1)	—	—	(4)	(13)
Accretion of asset retirement obligation	1	1	—	3	—	—	—	—	1	4
Foreign exchange (gain) loss, net	(4)	5	(40)	(2)	(2)	(5)	—	—	(46)	(2)
(Gain) loss on discontinuance	—	—	—	(1,365)	(364)	(54)	—	2	(364)	(1,417)

	556	512	(40)	(1,183)	1,100	1,407	—	2	1,616	738

Net Earnings (Loss) Before Income Tax	409	(41)	40	1,336	470	144	—	(3)	919	1,436
Income tax expense (recovery)	278	(8)	5	(2)	39	26	—	—	322	16

Net Earnings (Loss) From Discontinued Operations	$131	$(33)	$35	$1,338	$431	$118	$—	$(3)	$597	$1,420

*	Revenues, net of royalties in Ecuador include realized losses of $128 million related to derivative financial instruments. These losses are offset by the reversal of the December 31, 2004 unrealized mark to market losses of $72 million. In 2004, revenues, net of royalties included realized losses of $278 million in addition to the unrealized mark to market losses.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
3. DISCONTINUED OPERATIONS (continued)
Consolidated Balance Sheet
The impact of the discontinued operations in the Consolidated Balance Sheet is as follows:

	As at
	December 31, 2005				December 31, 2004
		United				United
	Ecuador	Kingdom	Midstream	Total	Ecuador	Kingdom	Midstream	Syncrude	Total

Assets
Cash and cash equivalents	$207	$8	$(7)	$208	$2	$12	$9	$—	$23
Accounts receivable and accrued revenues	137	—	271	408	111	13	332	—	456
Risk management	—	—	21	21	3	—	19	—	22
Inventories	23	—	390	413	15	—	455	—	470

	367	8	675	1,050	131	25	815	—	971
Property, plant and equipment, net	1,166	—	520	1,686	1,295	—	637	—	1,932
Investments and other assets	360	—	—	360	328	—	—	—	328
Goodwill	—	—	67	67	—	—	65	—	65

	$1,893	$8	$1,262	$3,163	$1,754	$25	$1,517	$—	$3,296

Liabilities
Accounts payable and accrued liabilities	$91	$27	$49	$167	$61	$32	$137	$3	$233
Income tax payable	184	6	40	230	101	—	2	—	103
Risk management	—	—	41	41	72	—	17	—	89

	275	33	130	438	234	32	156	3	425
Asset retirement obligation	21	—	—	21	22	—	—	—	22
Future income taxes	162	(2)	86	246	80	11	111	—	202

	458	31	216	705	336	43	267	3	649

Net Assets of Discontinued Operations	$1,435	$(23)	$1,046	$2,458	$1,418	$(18)	$1,250	$(3)	$2,647

Contingencies
In Ecuador, a subsidiary of EnCana has a 40 percent non-operated economic interest in relation to Block 15 pursuant to a contract with a subsidiary of Occidental Petroleum Corporation. In its 2004 filings with Securities regulatory authorities, Occidental Petroleum Corporation indicated that its subsidiary had received formal notification from Petroecuador, the state oil company of Ecuador, initiating proceedings to determine if the subsidiary had violated the Hydrocarbons Law and its Participation Contract for Block 15 with Petroecuador and whether such violations constitute grounds for terminating the Participation Contract.
In its filings, Occidental Petroleum Corporation indicated that it believes it has complied with all material obligations under the Participation Contract and that any termination of the Participation Contract by Ecuador based upon these stated allegations would be unfounded and would constitute an unlawful expropriation under international treaties. The subsidiary of Occidental Petroleum Corporation has delivered, to the Government of Ecuador, its written defense to the allegations. Upon review, the Government of Ecuador may decide whether there are grounds for termination of the Participation Contract.
In addition to the above, the Company continues to proceed with its arbitration related to value-added tax (“VAT”) owed to subsidiaries of the Company and has been in discussions related to certain income tax matters related to the deductibility of interest expense and foreign currency losses in Ecuador.
4. DIVESTITURES
Total proceeds received on sale of assets and investments was $2,523 million (2004 — $1,500 million) as described below:
Upstream
In 2005, the Company has completed the disposition of mature conventional oil and natural gas assets for proceeds of $471 million (2004 — $1,430 million).
In May, the Company completed the sale of its Gulf of Mexico assets for approximately $2.1 billion resulting in net proceeds of approximately $1.5 billion after deducting $578 million in tax plus other adjustments. In accordance with full cost accounting for oil and gas activities, proceeds were credited to property, plant and equipment.
Other
On December 15, 2004, EnCana sold its 25 percent limited partnership interest in Kingston CoGen Limited Partnership for net cash consideration of $25 million, recording a gain on sale of $28 million.
In March 2004, the Company sold its equity investment in a well servicing company for approximately $44 million, recording a pre-tax gain of $34 million.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
5. INTEREST, NET

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2005	2004	2005	2004

Interest Expense — Long-Term Debt	$107	$108	$417	$385
Early Retirement of Long-Term Debt	—	(5)	121	(16)
Interest Expense — Other	6	16	18	42
Interest Income	(9)	(5)	(32)	(13)

	$104	$114	$524	$398

6. FOREIGN EXCHANGE (GAIN) LOSS, NET

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2005	2004	2005	2004

Unrealized Foreign Exchange Loss (Gain) on Translation of U.S. Dollar Debt Issued in Canada	$27	$(163)	$(113)	$(285)
Other Foreign Exchange Loss (Gain)	10	(36)	89	(127)

	$37	$(199)	$(24)	$(412)

7. INCOME TAXES
The provision for income taxes is as follows:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2005	2004	2005	2004

Current
Canada	$205	$86	$493	$586
United States	(25)	(30)	719	(12)
Other	(2)	(3)	(8)	(15)

Total Current Tax	178	53	1,204	559

Future	717	422	56	182
Future Tax Rate Reductions	—	—	—	(109)

Total Future Tax	717	422	56	73

	$895	$475	$1,260	$632

The following table reconciles income taxes calculated at the Canadian statutory rate with the actual income taxes:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2005	2004	2005	2004

Net Earnings Before Income Tax	$2,764	$1,530	$4,089	$2,725
Canadian Statutory Rate	37.9%	39.1%	37.9%	39.1%

Expected Income Tax	1,048	599	1,550	1,066

Effect on Taxes Resulting from:
Non-deductible Canadian crown payments	68	38	207	192
Canadian resource allowance	(61)	(59)	(202)	(246)
Canadian resource allowance on unrealized risk management losses	(26)	(37)	—	(10)
Statutory and other rate differences	(124)	(3)	(235)	(50)
Effect of tax rate changes	—	—	—	(109)
Non-taxable capital (gains) losses	3	(50)	(24)	(91)
Previously unrecognized capital	—	7	—	17
Tax basis retained on dispositions	—	1	(68)	(169)
Large corporations tax	1	11	25	24
Other	(14)	(32)	7	8

	$895	$475	$1,260	$632

Effective Tax Rate	32.4%	31.0%	30.8%	23.2%

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
8. LONG-TERM DEBT

	As at	As at
	December 31,	December 31,
	2005	2004

Canadian Dollar Denominated Debt
Revolving credit and term loan borrowings	$1,425	$1,515
Unsecured notes	793	1,309

	2,218	2,824

U.S. Dollar Denominated Debt
Revolving credit and term loan borrowings	—	399
Unsecured notes and debentures	4,494	4,641

	4,494	5,040

Increase in Value of Debt Acquired*	64	66
Current Portion of Long-Term Debt	(73)	(188)

	$6,703	$7,742

*	Certain of the notes and debentures of EnCana were acquired in business combinations and were accounted for at their fair value at the dates of acquisition. The difference between the fair value and the principal amount of the debt is being amortized over the remaining life of the outstanding debt acquired, approximately 21 years.
9. ASSET RETIREMENT OBLIGATION
The following table presents the reconciliation of the beginning and ending aggregate carrying amount of the obligation associated with the retirement of oil and gas properties:

	As at	As at
	December 31,	December 31,
	2005	2004

Asset Retirement Obligation, Beginning of Year	$611	$383
Liabilities Incurred	77	98
Liabilities Settled	(42)	(16)
Liabilities Disposed	(23)	(35)
Change in Estimated Future Cash Flows	135	124
Accretion Expense	37	22
Other	21	35

Asset Retirement Obligation, End of Year	$816	$611

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. SHARE CAPITAL

	December 31, 2005		December 31, 2004
(millions)	Number	Amount	Number	Amount

Common Shares Outstanding, Beginning of Year	900.6	$5,299	921.2	$5,305
Common Shares Issued under Option Plans	15.0	294	19.4	281
Common Shares Repurchased	(60.7)	(462)	(40.0)	(287)

Common Shares Outstanding, End of Year	854.9	$5,131	900.6	$5,299

Information related to common shares and stock options has been restated to reflect the effect of the common share split approved in April 2005.
Normal Course Issuer Bid
To December 31, 2005, the Company purchased 60,757,198 Common Shares for total consideration of approximately $2,114 million. Of the amount paid, $462 million was charged to Share capital, $10 million was charged to Paid in surplus and $1,642 million was charged to Retained earnings. Included in the above are 5.5 million Common Shares which have been purchased by an EnCana Employee Benefit Plan Trust and held for issuance upon vesting of units under EnCana’s Performance Share Unit plan (see Note 11).
EnCana has obtained regulatory approval each year under Canadian securities laws to purchase Common Shares under four consecutive Normal Course Issuer Bids (“Bids”) which commenced in October 2002 and may continue until October 30, 2006. EnCana is entitled to purchase for, cancellation, up to approximately 85.6 million Common Shares under the renewed Bid which commenced on October 31, 2005 and will terminate no later than October 30, 2006. During January 2006, EnCana purchased approximately 6.8 million Common Shares under the current Bid for total consideration of $314 million. Under the prior Bid which commenced October 29, 2004 and expired October 28, 2005, EnCana purchased approximately 84.2 million Common Shares.
Stock Options
The Company has stock-based compensation plans that allow employees and directors to purchase Common Shares of the Company. Option exercise prices approximate the market price for the Common Shares on the date the options were issued. Options granted under the plans are generally fully exercisable after three years and expire five years after the grant date. Options granted under predecessor and/or related company replacement plans expire up to ten years from the date the options were granted.
The following tables summarize the information about options to purchase Common Shares that do not have Tandem Share Appreciation Rights (“TSAR’s”) attached to them at December 31, 2005. Information related to TSAR’s is included in Note 11.

		Weighted
	Stock	Average
	Options	Exercise
	(millions)	Price (C$)

Outstanding, Beginning of Year	36.2	23.15
Exercised	(14.9)	22.90
Forfeited	(0.6)	21.71

Outstanding, End of Year	20.7	23.36

Exercisable, End of Year	16.8	23.21

	Outstanding Options			Exercisable Options
		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Options	Remaining	Average	Options	Average
	Outstanding	Contractual	Exercise	Outstanding	Exercise
Range of Exercise Price (C$)	(millions)	Life (years)	Price (C$)	(millions)	Price (C$)

10.50 to 22.99	1.7	2.3	15.74	1.7	15.60
23.00 to 23.49	1.3	0.7	23.17	1.1	23.16
23.50 to 23.99	6.9	2.3	23.89	3.6	23.88
24.00 to 24.49	10.2	1.2	24.18	10.1	24.18
24.50 to 25.99	0.6	2.6	25.23	0.3	25.21

	20.7	1.7	23.36	16.8	23.21

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
10. SHARE CAPITAL (continued)
EnCana has recorded stock-based compensation expense in the Consolidated Statement of Earnings for stock options granted to employees and directors in 2003 using the fair-value method. Stock options granted subsequent to December 31, 2003 have an associated Tandem Share Appreciation Right attached. Compensation expense has not been recorded in the Consolidated Statement of Earnings related to stock options granted prior to 2003. If the Company had applied the fair-value method to options granted prior to 2003, pro forma Net Earnings and Net Earnings per Common Share for the three months ended December 31, 2005 would be unchanged (three months ended 2004 — $2,570 million; $2.80 per common share — basic; $2.76 per common share — diluted). Pro forma Net Earnings and Net Earnings per Common Share for the twelve months ended December 31, 2005 would be unchanged (2004 - $3,476 million; $3.77 per common share — basic; $3.71 per common share — diluted).
11. COMPENSATION PLANS
The tables below outline certain information related to EnCana’s compensation plans at December 31, 2005. Additional information is contained in Note 15 of the Company’s annual audited Consolidated Financial Statements for the year ended December 31, 2004.
A) Pensions
The following table summarizes the net benefit plan expense:

	Three Months Ended		Twelve Months Ended
	December 31,		December 31,
	2005	2004	2005	2004

Current Service Cost	$6	$2	$11	$6
Interest Cost	6	5	16	14
Expected Return on Plan Assets	(5)	(4)	(14)	(12)
Amortization of Net Actuarial Loss	3	—	5	4
Amortization of Transitional Obligation	(1)	—	(2)	(2)
Amortization of Past Service Cost	1	1	2	2
Expense for Defined Contribution Plan	6	9	22	19

Net Benefit Plan Expense	$16	$13	$40	$31

For the year ended December 31, 2005, contributions to the defined benefit pension plans were made totaling $9 million as approved by the Board of Directors, and Management expects to contribute a similar amount in 2006.
B) Share Appreciation Rights (“SAR’s”)
The following table summarizes the information about SAR’s at December 31, 2005:

	Outstanding	Weighted Average
	SAR’s	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	930,510	18.31
Exercised	(682,241)	16.55
Forfeited	(1,530)	23.14

Outstanding, End of Year	246,739	23.13

Exercisable, End of Year	246,739	23.13

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	771,860	14.40
Exercised	(452,349)	14.45

Outstanding, End of Year	319,511	14.33

Exercisable, End of Year	319,511	14.33

For the year ended December 31, 2005, EnCana recorded compensation costs of $17 million related to the outstanding SAR’s (2004 — $17 million).

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
11. COMPENSATION PLANS (continued)
C) Tandem Share Appreciation Rights (“TSAR’s”)
The following table summarizes the information about Tandem SAR’s at December 31, 2005:

	Outstanding	Weighted Average
	TSAR's	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	1,735,000	27.77
Granted	7,581,412	40.14
Exercised — SARs	(151,610)	27.51
Exercised — Options	(104,735)	27.60
Forfeited	(656,100)	34.44

Outstanding, End of Year	8,403,967	38.41

Exercisable, End of Year	229,705	28.00

For the year ended December 31, 2005, EnCana recorded compensation costs of $60 million related to the outstanding TSAR’s (2004 — $3 million).
D) Deferred Share Units (“DSU’s”)
The following table summarizes the information about DSU’s at December 31, 2005:

	Outstanding	Weighted Average
	DSU's	Exercise Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	750,612	24.81
Granted, Directors	80,765	43.75
Units, in Lieu of Dividends	5,184	52.34

Outstanding, End of Year	836,561	26.81

Exercisable, End of Year	836,561	26.81

For the year ended December 31, 2005, EnCana recorded compensation costs of $16 million related to the outstanding DSU’s (2004 — $10 million).
E) Performance Share Units (“PSU’s”)
The following table summarizes the information about PSU’s at December 31, 2005:

	Outstanding	Weighted Average
	PSU's	Grant Price

Canadian Dollar Denominated (C$)
Outstanding, Beginning of Year	3,294,206	26.71
Granted	1,734,089	38.13
Forfeited	(323,947)	30.48

Outstanding, End of Year	4,704,348	30.65

U.S. Dollar Denominated (US$)
Outstanding, Beginning of Year	449,230	20.56
Granted	390,171	30.92
Forfeited	(99,752)	26.50

Outstanding, End of Year	739,649	25.22

For the year ended December 31, 2005, EnCana recorded compensation costs of $91 million related to the outstanding PSU’s (2004 — $25 million).
At December 31, 2005, EnCana has approximately 5.5 million Common Shares held in trust for issuance upon vesting of the PSU’s.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
12. PER SHARE AMOUNTS
The following table summarizes the Common Shares used in calculating Net Earnings per Common Share:

	Three Months Ended					Twelve Months Ended
	March 31,	June 30,	September 30,	December 31,		December 31,

(millions)	2005	2005	2005	2005	2004	2005	2004

Weighted Average Common Shares Outstanding — Basic	891.8	872.0	855.1	854.4	917.6	868.3	920.8
Effect of Dilutive Securities	17.2	19.9	20.7	18.1	12.2	20.9	15.2

Weighted Average Common Shares Outstanding — Diluted	909.0	891.9	875.8	872.5	929.8	889.2	936.0

The amounts above have been restated to reflect the effect of the common share split approved in April 2005.
13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT
As a means of managing commodity price volatility, EnCana entered into various financial instrument agreements and physical contracts. The following information presents all positions for financial instruments.
Realized and Unrealized (Loss) Gain on Risk Management Activities
The following tables summarize the gains and losses on risk management activities:

	Realized Gain (Loss)
	Q1	Q2	Q3	Q4	YTD

Revenues, Net of Royalites	$(19)	$(114)	$(196)	$(355)	$(684)
Operating Expenses and Other	5	5	7	14	31

Loss on Risk Management — Continuing Operations	(14)	(109)	(189)	(341)	(653)
Loss on Risk Management — Discontinued Operations	(24)	(32)	(55)	(15)	(126)

	$(38)	$(141)	$(244)	$(356)	$(779)

	Unrealized Gain (Loss)
	Q1	Q2	Q3	Q4	YTD

Revenues, Net of Royalites	$(962)	$315	$(810)	$991	$(466)
Operating Expenses and Other	3	(1)	1	(6)	(3)

(Loss) Gain on Risk Management — Continuing Operations	(959)	314	(809)	985	(469)
(Loss) Gain on Risk Management — Discontinued Operations	(30)	31	(90)	139	50

	$(989)	$345	$(899)	$1,124	$(419)

Amounts Recognized on Transition
As discussed in Note 2 to the annual audited Consolidated Financial Statements for the year ended December 31, 2004, on January 1, 2004, the fair value of all outstanding financial instruments that were not considered accounting hedges was recorded in the Consolidated Balance Sheet with an offsetting net deferred loss amount (the “transition amount”). The transition amount is recognized into net earnings over the life of the related contracts. Changes in fair value after that time are recorded in the Consolidated Balance Sheet with an associated unrealized gain or loss recorded in net earnings. The estimated fair value of all derivative instruments is based on quoted market prices or, in their absence, third party market indications and forecasts.
At December 31, 2005, a net unrealized gain remains to be recognized over the next three years as follows:

Unrealized
Gain

2006	$24
2007	15
2008	1

Total to be recognized	$40

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Fair Value of Outstanding Risk Management Positions
The following table presents a reconciliation of the change in the unrealized amounts from January 1, 2005 to December 31, 2005:

			Total
	Transition	Fair Market	Unrealized
	Amount	Value	Gain (Loss)

Fair Value of Contracts and Premiums Paid, Beginning of Year	$(72)	$(189)	$—
Change in Fair Value of Contracts in Place at Beginning of Year and Contracts entered into During 2005	—	(1,230)	(1,230)
Fair Value of Contracts in Place at Transition Expired During 2005	32	—	32
Fair Value of Contracts Realized During 2005	—	779	779

Fair Value of Contracts Outstanding	$(40)	$(640)	$(419)
Unamortized Premiums Paid on Collars and Options		316

Fair Value of Contracts and Premiums Paid, End of Year		$(324)

Amounts Allocated to Continuing Operations	$(40)	$(304)	$(469)
Amounts Allocated to Discontinued Operations	—	(20)	50

	$(40)	$(324)	$(419)

At December 31, 2005, the remaining net deferred amounts recognized on transition and the risk management amounts are recorded in the Consolidated Balance Sheet as follows:

As at
December 31, 2005

Remaining Deferred Amounts Recognized on Transition
Accounts receivable and accrued revenues	$1
Investments and other assets	1
Accounts payable and accrued liabilities	25
Other liabilities	17

Net Deferred Gain — Continuing Operations	$40

Risk Management
Current asset	$495
Long-term asset	530
Current liability	1,227
Long-term liability	102

Net Risk Management Liability — Continuing Operations	(304)
Net Risk Management Liability — Discontinued Operations	(20)

$(324)

A summary of all unrealized estimated fair value financial positions is as follows:

As at
December 31, 2005

Commodity Price Risk
Natural gas	$(247)
Crude oil	(66)
Credit Derivatives	(1)
Interest Rate Risk	10

Total Fair Value Positions — Continuing Operations	(304)
Total Fair Value Positions — Discontinued Operations	(20)

$(324)

Information with respect to power and interest rate risk contracts in place at December 31, 2004 is disclosed in Note 16 to the Company’s annual audited Consolidated Financial Statements. No significant new contracts have been entered into as at December 31, 2005.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Natural Gas
At December 31, 2005, the Company’s gas risk management activities from financial contracts had an unrealized loss of $(500) million and a fair market value position of $(267) million. The contracts were as follows:

	Notional
	Volumes				Fair Market
	(MMcf/d)	Term	Average Price		Value

Sales Contracts
Fixed Price Contracts
NYMEX Fixed Price	525	2006	5.65	US$/Mcf	$(954)
Colorado Interstate Gas (CIG)	100	2006	4.44	US$/Mcf	(151)
Houston Ship Channel (HSC)	90	2006	5.08	US$/Mcf	(146)
Other	81	2006	4.58	US$/Mcf	(126)

NYMEX Fixed Price	240	2007	7.76	US$/Mcf	(203)

Collars and Other Options
Purchased NYMEX Put Options	2,602	2006	7.76	US$/Mcf	(73)
Purchased NYMEX Put Options	240	2007	6.00	US$/Mcf	(5)

Basis Contracts
Fixed NYMEX to AECO Basis	799	2006	(0.69)	US$/Mcf	217
Fixed NYMEX to Rockies Basis	324	2006	(0.58)	US$/Mcf	162
Fixed NYMEX to CIG Basis	301	2006	(0.83)	US$/Mcf	133
Other	182	2006	(0.36)	US$/Mcf	52

Fixed NYMEX to AECO Basis	735	2007	(0.71)	US$/Mcf	101
Fixed NYMEX to Rockies Basis	538	2007	(0.65)	US$/Mcf	232
Fixed NYMEX to CIG Basis	390	2007	(0.76)	US$/Mcf	164
Fixed Rockies to CIG Basis	12	2007	(0.10)	US$/Mcf	—

Fixed NYMEX to AECO Basis	191	2008	(0.78)	US$/Mcf	12
Fixed NYMEX to Rockies Basis	162	2008	(0.59)	US$/Mcf	52
Fixed NYMEX to CIG Basis	40	2008-2009	(0.68)	US$/Mcf	23

Purchase Contracts
Fixed Price Contracts
Waha Purchase	23	2006	5.32	US$/Mcf	33

					(477)
Other Financial Positions *					(23)

Total Unrealized Loss on Financial Contracts					(500)
Unamortized Premiums Paid on Options					233

Total Fair Value Positions					$(267)

Total Fair Value Positions — Continuing Operations					(247)
Total Fair Value Positions — Discontinued Operations					(20)

Total Fair Value Positions					$(267)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management and gas storage optimization activities.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
13. FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued)
Crude Oil
At December 31, 2005, the Company’s oil risk management activities from financial contracts had an unrealized loss of $(149) million and a fair market value position of $(66) million. The contracts were as follows:

	Notional
	Volumes		Average Price	Fair Market
	(bbls/d)	Term	(US$/bbl)	Value

Fixed WTI NYMEX Price	15,000	2006	34.56	$(153)
Unwind WTI NYMEX Fixed Price	(1,300)	2006	52.75	5
Purchased WTI NYMEX Put Options	57,000	2006	50.00	(10)
Purchased WTI NYMEX Call Options	(13,700)	2006	61.24	14

Purchased WTI NYMEX Put Options	43,000	2007	44.44	(6)

				(150)
Other Financial Positions *				1

Total Unrealized Loss on Financial Contracts				(149)
Unamortized Premiums Paid on Options				83

Total Fair Value Positions				$(66)

Total Fair Value Positions — Continuing Operations				$(66)
Total Fair Value Positions — Discontinued Operations				—

				$(66)

*	Other financial positions are part of the ongoing operations of the Company’s proprietary production management.
14. CONTINGENCIES
Legal Proceedings
The Company is involved in various legal claims associated with the normal course of operations. The Company believes it has made adequate provision for such legal claims.
Discontinued Merchant Energy Operations
California
As disclosed previously, in July 2003, the Company’s indirect wholly owned U.S. marketing subsidiary, WD Energy Services Inc. (“WD”), concluded a settlement with the U.S. Commodity Futures Trading Commission (“CFTC”) of a previously disclosed CFTC investigation whereby WD agreed to pay a civil monetary penalty in the amount of $20 million without admitting or denying the findings in the CFTC’s order.
EnCana Corporation and WD are defendants in a lawsuit filed by E. & J. Gallo Winery in the United States District Court in California, further described below. The Gallo lawsuit claims damages in excess of $30 million. California law allows for the possibility that the amount of damages assessed could be tripled.
Along with other energy companies, EnCana Corporation and WD are defendants in several other lawsuits relating to sales of natural gas in California from 1999 to 2002 (some of which are class actions and some of which are brought by individual parties on their own behalf). As is customary, these lawsuits do not specify the precise amount of damages claimed. The Gallo and other California lawsuits contain allegations that the defendants engaged in a conspiracy with unnamed competitors in the natural gas and derivatives market in California in violation of U.S. and California anti-trust and unfair competition laws.
In all but one of the class actions in the United States District Court and in the Gallo action, decisions dealing with the issue of whether the scope of the Federal Energy Regulatory Commission’s exclusive jurisdiction over natural gas prices precludes the plaintiffs from maintaining their claims are on appeal to the United States Court of Appeals for the Ninth Circuit.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)

Fourth quarter report
for the period ended December 31, 2005
Notes to Consolidated Financial Statements (unaudited)
(All amounts in $ millions unless otherwise specified)
14. CONTINGENCIES (continued)
Without admitting any liability in the lawsuits, in November 2005, WD has agreed to pay $20.5 million to settle the class action lawsuits that were consolidated in San Diego Superior Court, subject to final documentation and approval by the San Diego Superior Court. The individual parties who had brought their own actions are not parties to this settlement.
New York
WD is also a defendant in a consolidated class action lawsuit filed in the United States District Court in New York. The consolidated New York lawsuit claims that the defendants’ alleged manipulation of natural gas price indices affected natural gas futures and option contracts traded on the NYMEX from 2000 to 2002. EnCana Corporation was dismissed from the New York lawsuit, leaving WD and several other companies unrelated to EnCana Corporation as the remaining defendants. Without admitting any liability in the lawsuit, WD has agreed to pay a maximum of $9.1 million to settle the New York class action lawsuit, subject to final documentation and approval by the New York District Court.
Based on the aforementioned settlements, during the fourth quarter of 2005 a total of $30 million was recorded, which amount has been included in Administrative costs in the Net Earnings from Discontinued Operations. EnCana Corporation and WD intend to vigorously defend against the remaining outstanding claims; however, the Company cannot predict the outcome of these proceedings or any future proceedings against the Company, whether these proceedings would lead to monetary damages which could have a material adverse effect on the Company’s financial position, or whether there will be other proceedings arising out of these allegations.
15. RECLASSIFICATION
Certain information provided for prior periods has been reclassified to conform to the presentation adopted in 2005.

EnCana Corporation	Consolidated Financial Statements (prepared in US$)